Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fiserv, Inc.

SEC File No.: 000-14948

Filer’s SEC File No.: 001-11073

Date: January 30, 2019

First Data and Fiserv Merger Employee FAQ

Updated January 30, 2019

About Fiserv and our decision to merge

1.	Who is Fiserv?

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Fiserv has been a trusted leader in financial services technology for 35 years, helping clients achieve best-in-class results by driving quality and innovation in payments, processing services, risk and compliance, customer and channel management, and insights and optimization.

•	Fiserv is a member of the FORTUNE® 500 and has been named among the FORTUNE Magazine World’s Most Admired Companies® for five consecutive years.

2.	Why did First Data decide to merge with Fiserv?

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The combined company will be one of the world’s leading payments and financial technology providers. Together, we will benefit from increased scale, an expanded footprint and a more extensive range of high-value client solutions. As Jeffery Yabuki and Frank Bisignano noted to the market, the combination our companies can redefine how people and institutions move money and information, and has the potential to create significant value for all stakeholders.

•	See the full press release for more detail.

3.	What is the benefit of the merger to our owner-associates?

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As a combined company, we expect to transform the industry for our clients, partners and employees worldwide, generating significant value for all of our stakeholders, including our valued owner-associates.

4.	How will customers benefit from the merger?

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We believe that, together, First Data and Fiserv will deliver an expanded set of integrated technology-driven solutions to our clients of all sizes. As a combined company, we expect that we will be able to integrate our solutions to better serve the needs of the changing market, extend existing scale and deliver innovation that enhances client value.

•	As our two companies integrate, following closing, we expect to invest an incremental $500 million over five years to create significantly enhanced solutions for clients and accelerate growth.

See the letter sent from Frank to certain of our NSS and GFS clients after the news of our merger.

5.	How can we learn about Fiserv’s products?

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You can visit Fiserv’s website, and follow their social media channels to learn more about their company, solutions, and news. As we move forward, we will communicate in advance any other opportunities to learn more.

Leadership

6.	Who will lead the business units?

•	Upon closing, Jeff Yabuki, current Fiserv President and Chief Executive Officer, will serve as Chief Executive Officer and Chairman of the Board of Directors of the combined company.

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Upon closing, Frank Bisignano, our Chairman and Chief Executive Officer, will assume the role of President and Chief Operating Officer of the combined company and will be a member of the Board of Directors of the combined company.

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As of now, no additional decisions have been made, and both businesses will continue to operate as separate companies until the transaction closes. The rest of the management structure will be determined as part of integration process, which we expect to complete before closing (expected to occur in the second half of 2019). We are committed to communicating in a timely and transparent manner as we move forward.

Marketing and Brand

7.	Should I begin to use the Fiserv logo, or can I use a dual logo?

•	No. All owner-associates must continue to use the First Data logo, and adhere to brand guidelines found on First Data today. The same rules apply for the Clover brand.

8.	Will we change the company name? Will the First Data name go away?

•	As stated in our press release, our combined company will be known as Fiserv.

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No additional decisions have been made regarding the First Data brand and its role at this time. We commit to providing clear information as it becomes available, to help our owner-associates support and leverage our evolving brand.

My Benefits, Equity, and Mobility

9.	What impact will the merger have on my benefits or compensation?

•	Both businesses will continue to operate as separate companies until the close of the transaction and your benefits will remain the same during this time.

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The integration team will examine the benefits programs of both companies and make recommendations to ensure employees continue to have competitive salaries and best-in-class benefits. If changes are recommended, a conversion date will be communicated in advance.

10.	Once the merger closes, will we finish the year on our benefits plan, or will we enroll for Fiserv benefits?

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First Data benefits will not be changing at the current time. Any benefit changes and timing of such changes will be reviewed by the integration team in the coming months. Owner-associates will receive detailed communications about any future benefit changes once the review has been completed.

11.	What will happen to our equity awards?

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Your unvested equity awards will generally continue to vest according to the original vesting schedule. Generally, each share of First Data common stock underlying an equity award will be converted into .303 of a share of Fiserv common stock underlying a corresponding Fiserv equity award. Converted equity awards will generally remain subject to the same terms and conditions that applied prior to closing.

12.	Will First Data keep matching my 401(k)?

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Yes, First Data will continue to make matching contributions for those who are eligible. The integration team will review the 401(k) plans of both First Data and Fiserv and make recommendations for any future plan changes. Any changes that will be made will be communicated in advance to all owner-associates.

13.	Will there be a compensation cycle this year with any raises and bonuses? Will any of it be in stock?

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Compensation planning for 2019 is under way. Merit increases will be effective March 1, 2019. Incentives for director position and below will be split between cash and equity (split details will be shared post compensation planning). Cash bonuses will be paid out in the US on February 28, 2019 and with the first available payroll in March 2019. Equity grants will vest 20/40/40 just as in years past.

14.	Can we trade stock or are we restricted?

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Some owner associates are subject to advance clearance. These owner-associates received a special communication on Wednesday, January 16th. All other owner-associates may trade stock. For more information regarding First Data’s insider trading policies and procedures, please see the Insider Trading Policy.

15.	If Fiserv has different policies for employees (e.g., around work from home), will our current policies change?

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We’re operating business as usual, adhering to First Data’s existing policies and guidelines prior to closing. As with benefits, when decisions are made regarding integration of our combined company, we’ll commit to providing clear and transparent communication to our owner-associates.

16.	I’m considering a new position with First Data. How will the merger impact job openings?

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Until closing, it is business as usual and both organizations will continue to operate as individual companies. We will continue to operate as normal pending the close, and most current job openings will not be impacted. Active candidates will be notified if a posting is modified during the application process.

Client Communication

17.	Several clients have reached out as to whether our emails are changing. What should I tell them?

•	We are currently operating business as usual. As decisions are made in the integration process, any potential change to email addresses after closing will be clearly communicated in advance.

18.	What should I tell my clients or partners?

•	Certain of our NFS and GSS clients received a client letter from Frank on January 16. If you are in a client-facing role, please read and familiarize yourself with the message.

•	The fact sheet on First Data Today can be used in PowerPoint presentations.

Next Steps

19.	When do you expect the transaction to close?

•	The transaction is expected to close during the second half of 2019, and is subject to customary closing conditions, including regulatory approvals and the approvals of shareholders of both companies.

20.	What will you be working on between now and closing?

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Between now and close we will continue to work through the required filings, regulatory approvals, our stockholder approval, and integration plan so that we can quickly begin integrating the two businesses once the merger closes.

21.	What should I do now?

•	Our success is due to the talent of our owner-associates. We appreciate your continued commitment and focus on our customers to assure this continues.

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As of now, it is business as usual and no decisions have been made. Both businesses continue to operate as separate companies until the close of the transaction. We understand that you have questions and we are committed to communicating with you as quickly and transparently as possible as we move forward.

22.	Can I interact with my Fiserv counterpart, and if so, when?

•	As of now, both businesses continue to operate as separate companies. We have a well-defined integration process, with specific instructions on who can contact Fiserv employees and when.

•	Please ensure you have read the “Rules of the Road” communication sent on January 16 from Adam Rosman. Please work with your supervisor, who can provide more direction.

23.	What should I do if I am approached by the media and/or analysts?

•	Refer any media inquiries to Andrea Duffy: 646-984-0240; Andrea.Duffy@teneo.com. All investor/analysts’ inquiries should be directed to Peter Pollion: (212) 266-3565; Peter.Poillon@firstdata.com.

24.	How will I receive progress updates?

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We commit to regular communication as information becomes available, and throughout the integration process. Bookmark this page in First Data Today, and follow our internal news channels. In addition, management will be holding town halls.

•	We will continue to update this FAQ, please send any questions to merger.questions@firstdata.com

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between First Data and Fiserv. In connection with the proposed merger, Fiserv will file with the SEC a registration statement on Form S-4 that will include the joint proxy and consent solicitation statement of First Data and Fiserv and a prospectus of Fiserv, as well as other relevant documents regarding the proposed transaction. A definitive joint proxy and consent solicitation statement/prospectus will also be sent to First Data stockholders and Fiserv shareholders. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the joint proxy and consent solicitation statement/prospectus, as well as other filings containing information about First Data and Fiserv, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from First Data by accessing First Data’s website at investor.firstdata.com or from Fiserv by accessing Fiserv’s website at investors.fiserv.com. Copies of the joint proxy and consent solicitation statement/prospectus can also be obtained, free of charge, by directing a request to First Data Investor Relations at Investor Relations, First Data, 5565 Glenridge Connector NE, Suite 2000, by calling 212-266-3565, or by sending an e-mail to peter.poillon@firstdata.com or to Fiserv Investor Relations at Investor Relations, Fiserv, 255 Fiserv Drive Brookfield, WI 53045, by calling 800-425-3478 or by sending an e-mail to investor.relations@fiserv.com.

First Data and Fiserv and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from First Data stockholders and Fiserv shareholders in respect of the transaction described in the joint proxy and consent solicitation statement/prospectus. Information regarding First Data’s directors and executive officers is contained in First Data’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 29, 2018, which are filed with the SEC. Information regarding Fiserv’s directors and executive officers is contained in Fiserv’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated April 10, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy and consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication may constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern strategy, plans, projections or intentions. Examples of forward-looking statements include, but are not limited to, all statements made relating to revenue, earnings before net interest expense, income taxes, depreciation and amortization, earnings, margins, growth rates and other financial results for future periods. By their nature, forward-looking statements speak only as of the date they are made; are not statements of historical fact or guarantees of future performance; and are subject to risks, uncertainties, assumptions or changes in circumstances that are difficult to predict or quantify. In addition to factors previously disclosed in First Data’s and Fiserv’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of First Data and Fiserv to terminate the definitive merger agreement between First Data and Fiserv; the outcome of any legal proceedings that may be instituted against First Data, Fiserv or their respective stockholders, shareholders or directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated or that are material and adverse to First Data’s or Fiserv’s business; a delay in closing the merger; the ability to obtain approval by First Data stockholders and Fiserv shareholders on the expected terms and schedule; difficulties and delays in integrating the First Data and Fiserv businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realizing anticipated cost savings and other anticipated benefits of the merger; business disruptions from the proposed merger that will harm First Data’s or Fiserv’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to First Data’s or Fiserv’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; certain restrictions during the pendency of the merger that may impact First Data’s or Fiserv’s ability to pursue certain business opportunities or strategic transactions; the ability of First Data or Fiserv to retain and hire key personnel; uncertainty as to the long-term value of the common stock of Fiserv following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which First Data and Fiserv operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond First Data’s or Fiserv’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither First Data nor Fiserv undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in First Data’s and Fiserv’s most recent reports on Form 10-K for the year ended December 31, 2017, and any material updates to these factors contained in any of First Data’s and Fiserv’s future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.